Flux Power Holdings, Inc.

2685 S. Melrose Drive

Vista, California 92081

June 2, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Flux Power Holdings, Inc.

Registration Statement on Form S-1, filed May 22, 2026

(File No. 333-296186)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Flux Power Holdings, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Time, on Thursday, June 4, 2026, or as soon thereafter as practicable.

The Registrant hereby authorizes Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Thank you for your attention on this matter.

Very truly yours,

Flux Power Holdings, Inc.

By:	/s/ Krishna Vanka
Krishna Vanka
Chief Executive Officer

cc:	Ryan Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP